DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549 Tel (202) 551-3317

September 15, 2011	BY COURIER

Re:          Dane Exploration Inc.
Registration Statement on Form S-1
Filed February 25, 2011
File No. 333-172450

Dear Mr. Schwall

Thank you for the phone call today from Ms. Ledbetter advising that the SEC had no further comments regarding Dane Exploration Inc.'s Form S-1 filing.

Dane Exploration Inc. (the 'Company') herein requests acceleration of the effective date of our pending registration statement on Form S-1. Please accept the following as the written statement from our Company that you require, acknowledging our understanding and acceptance that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare Dane Exploration Inc.'s Form S-1 filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also per your request, we've consulted with our geologist and attached here a revised work schedule which updates the exploration work timeline. We plan to amend the prospectus to reflect these changes and will file this as a Form 424(b) per your instruction. If possible, we request an Effectiveness Date for the Form S-1 of Tuesday September 20, 2011.

Thank you again for the assistance provided through your comments to the Form S-1 filings.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie
David Christie
President and CEO

cc:           Mr. Michael J. Morrison

Revised Exploration Plan Timetable
(table on pages 24 – 25 of Form S-1/A-2)

(Mark-up revisions accentuated in this table in bold italics)

"Our exploration plan timetable is contingent on the amounts of funds we are able to raise from this offering of our common shares. Based on the detailed budgets shown in the Use of Proceeds section (page 15), we project the following timetable(9):

PHASE Description	Percent of offering sold	Projected completion date based on percent of offering sold

Phase One – due diligence(1): Preliminary Geological due diligence including: purchase of maps, air photographs and publications, and review of files at British Columbia Geological Survey Branches	10%	October 2011
	25%	October 2011
	50%	October 2011
	75%	October 2011
	100%	October 2011

Phase One – initial field work(2)(3): - Mobilization to Cassiar district and purchase of equipment & provisions - Preparation of assays and generation of maps	10%	September 2012
	25%	September 2012
	50%	September 2012
	75%	September 2012
	100%	September 2012

Phase Two – initial drilling and trenching(4): - Mobilization to Cassiar district and purchase of equipment & provisions - Rental and logistics of drill and backhoe based on a small Kabota type tracked backhoe and use of ATV’s to access target zones - Preparation of assays and generation of maps - Preparation of analytical reports to assess samples produced from drilling and trenching	10%	September 2013
	25%	September 2013
	50%	September 2013
	75%	September 2013
	100%	September 2013

Phase Three – extensive drilling and trenching(5)(6) - Mobilization to Cassiar district and purchase of equipment & provisions - Additional trenching work based on indications from Phase Two results - Modest diamond drilling program of approximately 1,500 to 2,500 feet based on Geophysical surveys (magnetic or induced potential) which would be used to target direction and depth of proposed target zones - Preparation of assays and generation of maps - Preparation of analytical reports to assess samples produced from drilling and trenching	10%	Funding insufficient to undertake Phase Three
	25%	Funding insufficient to undertake Phase Three
	50%	Limited Diamond Drilling Program completed by September 2014(7)
	75%	Moderate Diamond Drilling Program completed by September 2014(8)
	100%	Full Diamond Drilling Program completed by September 2014

Notes:

(1)  Due diligence is expected to be completed within one month of the effective starting date of this offering, which is based on the effective date of this registration statement.

(2)  In respect of the exploration goals included in this schedule, we note that  bad weather and shortages of: qualified workers; available equipment; available housing; supplies and other logistical requirements, may require changes to some, or all, of the estimated completion dates in this timetable.

Revised Exploration Plan Timetable
(based on table on pages 24 – 25 of Form S-1/A-2)

(Revisions shown here in bold and underlined)

(3)  The Judy 1 and McDame Mountain claim sites are located at an approximate elevation of 5,000 feet and can be subject to severe winter weather conditions. The field season at this elevation generally covers a period of June 1st to October 15th. As a result, although we project we may be able to raise sufficient capital to complete the Due Diligence component of Phase One by September 30, 2011, we expect that the Initial Field Work component of Phase One will not be completed before late September 2012. If do not raise sufficient capital by early  August 2012 to fund our Phase One Initial Field Work, this component of Phase One will be merged into Phase Two and our estimated completion date for Phase One Initial Field Work will be moved to July 2013.

(4)  The estimated September 2013 completion date for Phase Two may be moved forward if good weather conditions were to provide an early snow melt and allow an earlier than projected entry to the work sites in spring/summer 2013.

(5)  Phase Three will only be undertaken if Phases One and Two provide positive indications that further work is warranted

(6)  The estimated September 2014 completion date for Phase Three may also be moved forward if good weather conditions were to provide an early snow melt and allow an earlier than projected entry to the work sites in spring/summer 2014. Additionally, we note again that the Judy 1 and McDame Mountain claim sites are located at an approximate elevation of 5,000 feet and can be subject to severe winter weather conditions and this could inhibit any helicopter assisted drilling program and impact our planned timetable.

(7)  The 'Limited Diamond Drilling Program' would consist of approximately $47,325 of funds being invested. This represents approximately 14% of the $350,000 of funds which the 'Full Diamond Drilling Program' is budgeted to require.

(8)  The 'Moderate Diamond Drilling Program' would consist of approximately $92,150 of funds being invested. This represents approximately 26% of the $350,000 of funds which the 'Full Diamond Drilling Program' is budgeted to require.

(9) As detailed in the Site Service Agreement attached herein as Exhibit 10.3, all exploration costs shown in this table include a 15% service fee to be charged by the exploration site contractor."